

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 27, 2015

Ke Yi Cai
Chief Executive Officer
Yanhuang International Development Company, Inc.
1722 Nan Huan Lu, Bin Jiang District,
Hangzhou, Zhejiang Province, China 310052

> **Re:** **Yanhuang International Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2015**
> **File No. 333-205947**

Dear Mr. Cai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure here that you are not a blank check corporation and have no plans or intentions to be acquired or to merge with an operating company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

    - Your disclosure indicates you are a development stage company issuing penny stock;

    - You have no revenues or agreements with any contractors, consultants, or suppliers;

    - You have no assets;

    - You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months; and,

- Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. We note your indication in various places in your prospectus that the strategic partnership with Hangzhou Yanhuang Tea Co., Ltd. is "pending." Please elaborate to explain why the strategic relationship is pending and what steps remain to be taken to finalize this strategic relationship, especially considering part of your management team controls Hangzhou.

Prospectus Cover Page

4. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should be approximately the date of the effectiveness of the registration statement. Please see Rule 423 of Regulation C.

Prospectus Summary

The Company, page 4

5. You state here that even if you raise 100% of the offering, you "may not have sufficient capital to begin generating substantial revenues from operations." Please revise to clarify, if true, that you may not begin generating any revenues from operations even if you raise 100% of the offering.

Management's Discussion and Analysis, page 7

6. Under this heading, you disclose that you need at a minimum $300,000 to meet your working capital requirements over the next twelve months. Because your offering is being conducted on a "best-efforts" basis, you should discuss your plans to satisfy your liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. Also, if $300,000 is only sufficient to fund your

operations for one year, in an appropriate place in your prospectus explain why you choose this amount to raise in your initial public offering.

7. Clarify the amount you will require to "fully implement [y]our business plan," beyond the maximum amount of proceeds that you could receive in this offering.

8. We note your disclosure in the fourth paragraph on page 4 and disclosed elsewhere in your prospectus that you plan to sell tea and tea related merchandise globally. In this regard, please describe your planned operations for the next 12 months in relation to the development, sourcing, marketing and selling of tea and tea related products globally, including a detailed discussion and analysis that supports the estimated costs to complete the planned actions outlined in the use of proceeds tables on page 18.

9. Please also describe any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on your planned operations. For example, you should consider disclosing any risks and uncertainties associated with commencing operations if your pending strategic partnership agreement with Hangzhou Yanhuang Tea Co., Ltd. is not effectuated. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Industry Overview, page 15

10. We note your statement that some of the data referred to in your overview discussion are based upon information from government and trade publications that are available on the Internet. Please provide us with an index of each such disclosure cross referenced to the government and trade publications supporting each statement including the Internet address for the data supporting each specific statement. With regard to statements based upon your internal data and your management's understanding of industry conditions, please clearly identify those statements as management's belief or opinion.

Description of Business, page 16

11. We note your discussion of your proposed retail sale of teas and tea related products. Please further clarify your business disclosure to discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. For example, we note your disclosure that "Yanhuang plans to become a rapidly growing specialty retailer that will offer an assortment of tea products produced by Hangzhou Yanhuang Co., Ltd." Please expand your disclosure to more specifically describe how you will become a specialty retailer. In this regard, explain how and where you plan to distribute your tea. Clarify your anticipated fixed operating costs associated with the form of your distribution of tea and how you anticipate raising additional capital to fund your Company. Please note that these are examples only and not an exhaustive list of the revisions you should make. Your revised descriptions of your planned business activities should be in enough detail so that investors can evaluate your business plan.

12. Your statement on page 16 that "Yanhuang intends to utilize and leverage our expertise in the tea marketing and distribution business" is unclear. Please revise.

13. We note that you are a Delaware corporation that plans to operate in China. Please provide a discussion on the regulation of foreign companies doing business in China. For example, please include a discussion on restrictions on transferring your profits back to the United States. Please also discuss the various rules and regulation concerning employment in China. As appropriate please add related risk factors.

14. It appears that you will have non-U.S. resident officers and directors. In an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

- to effect service of process within the United States against any of your non-U.S. resident officers or directors;

- to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

- to enforce in a Chinese court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

- to bring an original action in a Chinese court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Use of Proceeds, page 18

15. Please ensure that you consistently describe your use of proceeds from this offering. The description you provide here seems to differ from the description you provide at the bottom of page 4 and next to "Use of Proceeds" on page 6.

16. We note your disclosure in the last paragraph on page 4 that gross proceeds of $300,000 from the offering will help satisfy your working capital and general corporate cash requirements to execute your planned activities, including legal and accounting estimated offering expenses you will pay. It appears that the "Use of Proceeds" scenarios in the tables do not include the estimated offering expenses. Please tell us and revise your disclosure to clarify whether the estimated offering expenses to be paid by you will be deducted from the gross proceeds in this offering. Please refer to Item 504 of Regulation S-K. Otherwise, please tell us how you plan to fund the cash requirement associated with the estimated offering expenses in light of your current liquidity situation.

Dilution, page 19

17. It appears that the calculations of net tangible book value per share after the offering and the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered do not include estimated offering expenses to be paid by you for the various scenarios presented in the tables for existing and purchaser stockholders. In this regard, please note net tangible book value per share after the offering should be calculated taking into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K. Please tell us why the estimated offering expenses would not be included in the foregoing calculations or revise your calculations accordingly.

18. Please revise your disclosure to present the amount of the immediate dilution from the public offering price which will be absorbed by purchasers under those specified scenarios. Refer to Item 506(c) of Regulation S-K.

Financial Statements and Exhibits

Note 1 – Organization and Description of Business, page F7

19. Please expand your disclosure to describe, in greater detail, the nature of your business and planned operations. In doing so, please describe the risks and uncertainties related to the nature of your planned operations that existed at the date of the financial statements and your activities directed toward those planned operations. Refer to ASC 275-10-50-2A and 275-10-55-3A.

20. You state that as of June 30, 2015 you have not yet commenced any operations whereas your auditor states in their report on page F2 that you have suffered recurring losses from operations. Please revise as appropriate to reconcile the discrepancy as to whether or not you have commenced operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products